                                                                    Exhibit 99.1


[The Annual Report is a sixteen page document, with a front and back cover]

OUTSIDE FRONT COVER OF ANNUAL REPORT

The picture just got bigger [the word "bigger" is superimposed above this text]

[Graphic: Computer Monitor, television set and remote control connected by geometric lines to each other]

[Graphic: OPENTV Logo]

2000 Annual Report

INSIDE FRONT COVER OF ANNUAL REPORT

[Graphic:  two triangles surrounded by a circle]

OpenTV is the world's leading interactive television and media solutions company. The Company provides a complete solution that enables digital interactive television and brings on-demand content to other digital communications devices. OpenTV solutions meet the needs of digital communications networks and include interactive television middleware, applications, content creation tools, professional services, and strategic consulting.

OpenTV is headquartered in Mountain View, California, with U.S. offices in Naperville, Illinois, Lexington, Massachussets, Menlo Park, California, and international offices in Beijing, London, Madrid, Munich, Paris, Sydney, Seoul, and Tokyo.

OpenTV trades on the Nasdaq National Market and Euronext Amsterdam N.V. stock market under the symbol "OPTV." The Company can be found on the Internet at www.opentv.com
--------------

PAGE ONE

Introducing TV that's open for business

It's the new digital domain:
Accessible. Interactive. Empowering.

And it's now appearing, not just on high-end computers or gee-whiz PDAs, but on the most familiar home entertainment device the world has ever known.

Your trusted, 65-year-new, right-in-your-living-room, home TV.

After all, when it comes to interactive television, the opportunities have never been more open.

This is the big picture.

[Graphic: A picture of a remote control]

[Graphic: A picture of a television screen displaying interactive content related to a magazine]

PAGE TWO

The new image of television [the words "the experience" are superimposed above this text]

A pretty dress is shown on a commercial. Click. Enter. Purchased.

Goooaaaal! Is that his twelfth score of the season, or his thirteenth? Click. Enter. Informed.

Weather for that upcoming business trip to Frankfurt, New York, and Chicago? Click.
Enter. Prepared.

We have seen the future, and it talks back to us. Right from our TVs.

Television, in fact, has always been the medium through which we've felt most comfortable getting our home entertainment and information. And with the functionality of television evolving to extend ever-greater convenience and control to viewers--time shifting, personalized advertising, Internet access--TV represents a natural platform on which to satisfy our demand for the content we want.

Content such as e-mail and shopping, news, sports, and weather. This is TV that's about improving the way we live our lives.

That means sitting on our living-room sofas--instead of next to phones or in front of keyboards and monitors--and taking greater control of the things we want and need to do.

Like changing the viewing angle, for example, in a football telecast. Or transferring money between our bank accounts. Ordering a product. Perhaps, someday, even electing our leaders.

Today, information and entertainment travel on a two-way street, and for the first time, we are in control. So grab the remote: we are about to enter the era of the couch commander.

OpenTV is making it happen.

[Graphic: A picture of a hand pressing a remote control toward a television set and arrows from the graphic to other graphics on page three]

PAGE THREE

[Graphic: A picture of a woman sitting on a couch with a remote control and arrows from the graphic to other graphics on page three]

Magazines [Graphic: A picture of a television screen displaying interactive content related to a magazine]

Email [Graphic: A picture of a television screen displaying email content]

Shopping [Graphic: A picture of a television screen displaying interactive shopping content]

Sports [Graphic: A picture of a television screen displaying interactive content from a soccer game]

Weather [Graphic: A picture of a television screen displaying interactive weather content]

[Graphic: A picture of three men watching television and arrows from the graphic to other graphics on page three]

[Graphic: A picture of a digital set top box and remote]

PAGE FOUR

How to Open TV  [the words "the revolution" are superimposed above this text]

On Demand Content [Graphic: Text is surrounded by geometric lines and arrows pointing to further graphics on pages four and five]

Personalized news & weather [Graphic: A picture of a man pressing a remote control and arrow from the graphic to other graphic on page four]

PAGE FIVE

Home shopping [Graphic: A picture of three men with one pressing a remote control and arrow pointing to other graphic on page four]

For the widest range of operators--from cable, satellite, and terrestrial companies to broadcasters and content producers--OpenTV provides an entry into the world of interactive television.

OpenTV produces a suite of products and services designed to enable content providers to develop, and network operators to deploy and manage, interactive television services. Combining the best of digital television and Internet technologies, the OpenTV platform allows network operators to offer TV viewers an enjoyable, rich, interactive experience, while enabling content providers to optimize current and future service opportunities.

The OpenTV platform is the most widely adopted solution and one of the most recognized brands in the industry. By year end 2000, OpenTV technology powered more than 13.9 million set-top boxes in over 50 countries around the world. What's more, over 900 independent developers to date have purchased OpenTV developer tools and solutions.

OpenTV solutions are easy to deploy, allowing operators to blend broadcast and broadband content across both thin and advanced set-top boxes. The result is that providers have the potential to quickly and easily extend their brands into profitable services today and tomorrow.

Because OpenTV solutions are designed expressly for television, OpenTV permits Internet content to be effectively delivered to this medium; to look, in fact, exactly like TV. And whether a service provider has five thousand or five million viewers, all are able to interact with the content at the same time; OpenTV is an interactive television (iTV) solution that doesn't require expensive infrastructure to support massive numbers of simultaneous users.

Perhaps most importantly, OpenTV solutions are designed to work with both the infrastructure of today and of tomorrow, allowing service providers to maximize their investment in digital TV.

The power of the iTV experience, unlocked by OpenTV, is almost self-generating. It pulls customers into new digital television offerings, where on-demand information and entertainment services can enhance their experiences, and on-screen conveniences like home shopping and banking can make their lives easier. As viewers use their televisions in new ways, network operators reinforce the value of their multichannel service offerings.

It's TV that's open for business.

Information-on-demand [Graphic: A picture of a hand pressing a remote control and arrow pointing to other graphic on page four]

PAGE SIX

Special deliveries [the words "the solutions" are superimposed above this text]


In this data-saturated world, consumers have more choices than ever before for accessing the information and entertainment that's important to them.

Which is precisely the philosophy behind OpenTV solutions.

OpenTV solutions are designed to be deployed by the widest variety of network operators--from cable to satellite to terrestrial--each of which must differentiate its digital service from the competition in order to prosper. With OpenTV, providers have a tool that can help them offer value-added interactive content in a flexible, cost-effective manner that strengthens viewer loyalty and attracts new viewers.

Combining the efficiency of TV broadcast delivery with customized interactive services, OpenTV solutions are designed to create engaging interactivity via the broadcast signal; to enable television providers to put this capability on every customer's TV efficiently and robustly; and to allow network operators to choose the best iTV solution for a variety of system architectures.

What's more, because information and entertainment are increasingly accessed on the go these days, OpenTV offers solutions for mobile and digital service providers to put "available anywhere" interactive media into small spaces. These solutions include technologies such as Device Mosaic and Spyglass Prism, which let customers access interactive content through mobile and wireless devices.

Device Mosaic, the world's leading Web browser for non-PC devices, is a customizable, Internet-based technology suited for next-generation interactive electronic products and applications, including digital set-top boxes, televisions, and information appliances.

And Spyglass Prism is a content delivery and transformation platform that quickly and dynamically refines Internet content for presentation on cell phones, PDAs, handheld devices, and other tiny screens. Capable of being configured to meet a variety of needs, Spyglass Prism enables wireless service providers, ISPs, content providers, enterprises, and cable and telephone companies to extend Internet services to a new universe of customers, with the potential of generating incremental revenues for themselves.

Which, when you come right down to it, is what makes our delivery so special.

Digital Service Providers [Graphic: A picture of a broadcast control room with arrows from the graphic to other graphics on page seven]

PAGE SEVEN

Satellite delivery [Graphic: A picture of a satellite dish with an arrow from the graphic to other graphics on page seven]

Cable operators [Graphic: A picture of a man installing cable with arrows from the graphic to other graphics on page seven]

Mobile service providers [Graphic: A picture of a woman writing on a handheld device with an arrow from the graphic to other graphics on page seven]

[Graphic: A picture of a handheld device]

[Graphic: A picture of a remote control]

[Graphic: A picture of a wireless phone]

[Graphic: A picture of three television sets with different colored screens]

PAGE EIGHT

As easy as I - T - V [the words "the services" are superimposed above this text]

[Graphic: A picture of a remote control with arrows from the graphic to other graphics on page eight]

Commerce [Graphic: A picture of shopping cart icon with an arrow from the graphic to another graphic on page nine]

Security [Graphic: A picture of a lock icon with an arrow from the graphic to another graphic on page nine]

Support [Graphic: A picture of question mark icons with an arrow from the graphic to another graphic on page nine]

Communications [Graphic: A picture of an email icon with an arrow from the graphic to another graphic on page nine]

PAGE NINE

[Graphic: A picture of a man typing on a computer]

For all of the remarkable (and sometimes complex) developments affecting our trusted TV, the "tube" itself remains an inherently simple device. Click, it's on. Click, you've changed a channel. Click, you've turned it off. The business of iTV also needs to be that easy.

At OpenTV, we're committed to making that happen, by providing comprehensive, turnkey solutions to our customers in all facets of their business. In 2000, we took several important steps to ensure our continued ability to deliver these unique, high-value solutions to our marketplace.

In the area of content, our new OpenTVi division allows television providers to choose from a wide variety of both custom and developed programming to meet their unique needs. In addition to customized content, for example, our inhouse OpenTVi Studios group can create turnkey applications for network operators such as electronic mail, electronic program guides, personal video recorder applications, customer care services, and shopping services.

At the same time, our OpenTVi Select group showcases the "best of the best" in interactive services, available from our developers around the world--from interactive games to video-on-demand services.

Responding to the need of network operators for fast-to-market and easy-to-manage interactive services, in 2001 we announced our iTV Service Platform Suite. This integrated turnkey software solution lets network operators manage the operational and transactional demands of a robust interactive TV service-- including communication, commerce, advertising management, and customer relationships.

Finally, behind all OpenTV products and services, our experienced professional services group leverages our expertise in interactive TV to provide true, customized iTV integration and launch consulting.

No matter which services our customers require, we are focused on providing them with the highest quality, easiest-to-deploy solutions on the market.

The way iTV should be.

[Graphic: A picture of three sets of hands and a laptop computer]

[Graphic: A picture of a woman speaking on a headset]

[Graphic: A picture of two men looking at computers]

PAGE TEN

The highest rated program [the words "the enabler" are superimposed above this text]

If it is possible for a single enterprise to grasp the entire big picture of digital interactive TV, we are that enterprise.

With our presence in Europe, South Africa, North America, and Asia, OpenTV is unique in our arena. For starters, this international heritage makes us able not only to respond to, but also to help drive, the emerging global standards of iTV. Both our worldwide network of offices and our deployment of set-top boxes in over 50 countries around the world testify to our strength as a corporation that understands the needs of local TV providers and markets--wherever they may be.

Relying on a staff composed of seasoned and talented industry veterans--and on our experience in meeting the needs of network operators--we continue to demonstrate our ability to deliver both basic and complex levels of solutions.

The list of our partnerships gives us immense pride and, more importantly, gives our customers reason for trusting in an OpenTV solution. As of March 2001, over 30 set-top box manufacturers license our OpenTV platform for distribution in their products; nine chipset manufacturers and seven conditional access vendors use our software tools to assure the compatibility of their products with OpenTV middleware; and multiple leading application and technology development companies maintain strategic relationships with us.

No matter how you look at it, OpenTV provides all our various constituencies the assurance of working with the market leader, in a market that we believe will achieve widespread acceptance.

We call it a program for success.

[Graphic: A picture of a man pressing a remote control]

[Graphic: A picture of a television screen displaying interactive music content]

[Graphic: A picture of a television set with arrows from the graphic to the other graphics on page ten]

PAGE ELEVEN

[Graphic: A picture of a television set surrounded by geometric lines with arrows from the graphic to the other graphics on page eleven]

Customer Care [Graphic: A picture of a television screen displaying a woman wearing a headset and interactive account information]

Music-on-demand [Graphic: A picture of a television screen displaying interactive music content]

Enhanced television applications [Graphic: A picture of a television screen displaying a cooking show enabled with interactive content]

Travel [Graphic: A picture of a television screen displaying interactive travel content]

Personalized television advertising [Graphic: A picture of a television screen displaying an interactive advertisement for an automobile]

Interactive video games [Graphic: A picture of a television screen displaying an interactive card game]

PAGE TWELVE

[Graphic: A picture of James Ackerman in front of television screens]

Fellow Shareholders,

2000 was a year of significant growth and repositioning for OpenTV. I'm pleased to announce that in addition to increasing our revenue base substantially, we also reached important operational milestones during the course of the year. Each of these accomplishments further solidified our standing as the world's leading interactive television and media solutions company.

For the full year 2000, OpenTV generated $63.1 million in revenues, a record for the Company and an increase of 143 percent from 1999. During the year we continued to see robust growth in interactive television, or iTV, across broad geographic regions, including the U.S., Europe, Asia, and South America.

In 2000 the marketplace demonstrated greater acceptance of OpenTV solutions, through the deployment of set-top boxes, the launch of applications, and the provision of our professional services. In 2000, we believe we reached critical mass in several of our target markets, further validating not just our technology but our business model as well.

As of this writing, OpenTV technology is present in over 14 million set-top boxes around the world--up from just over 6 million at the end of 1999--a strong testament to the increasing popularity of interactive television services in general, and our solutions in particular. On the strength of our middleware solutions, we feel we are now ideally positioned to offer the products and services that our customers--and their customers--are demanding.

PAGE THIRTEEN

Extending our iTV leadership. Over the year, OpenTV undertook a number of strategic initiatives to further strengthen our leadership in the interactive television market, and to meet the increasing global demand for interactive services. Foremost among these initiatives was our acquisition of Spyglass in July 2000.

Our Spyglass acquisition expanded our Internet technology base, adding the most widely deployed Internet browser in the U.S. cable TV industry-- Device Mosaic-- to our collection of product offerings. Spyglass also enhanced our ability to serve our customers by expanding our professional services organization. This group provides customized solutions and strategic consulting, which allow our customers to expedite the launch of iTV services to their customers.

With Spyglass, we have been able to extend OpenTV's leadership in interactive television while affording network operators and content providers the opportunity to leverage their interactive television and Internet services across multiple platforms and devices.

The complete iTV solution. In addition to expanding OpenTV through the Spyglass acquisition, we also enhanced our platform software product line by creating an entirely new division--OpenTVi--devoted to developing interactive television content, applications, and server-based technologies.

These three lines of business--platform software, professional services, and interactive television content and technologies--allow us to provide our customers the solutions they need to launch an interactive digital television platform, whether cable, satellite, or terrestrial, with a rich array of interactive content.

Simply put, we believe OpenTV offers the industry's only complete iTV solution.

[Graphic:  two triangles surrounded by a circle]

PAGE FOURTEEN

Leading the way. I'm pleased to report to you a number of other notable events that contributed to our success in 2000.

In the U.S., EchoStar selected OpenTV to power the iTV services for its DISH Network. In addition to providing the platform for EchoStar's iTV ser-vices, we are partnering with EchoStar to create interactive television content, including games, commerce, information services, customer support, and more.

Furthering OpenTV's technology leadership, Motorola named OpenTV a preferred iTV software and development partner, and licensed Device Mosaic for use in its next-generation digital set-top boxes. We also signed a series of agreements with Motorola, dedicated to accelerating their interactive television deployments worldwide.

Sony chose Device Mosaic to power its new interactive television set-top receiver, scheduled for deployment by Cablevision in 2001. Device Mosaic is also the browser of choice for companies such as TiVo, WorldGate, and Zenith Telecruz.

USA Media Cable chose OpenTV to develop and manage its advanced iTV services-- such as commerce, on-demand news, weather, sports, entertainment, and information--on its installed base of Motorola DCT-2000 digital set-top receivers in Half Moon Bay,

California. This system will serve as a reference platform for other cable systems deploying the DCT-2000, the most widely deployed digital set-top box in the U.S. cable TV industry.

In 2000, OpenTV also partnered with some of our largest customers to develop personal video recording functionality for their set-top receivers. In the UK, we extended our relationship with

PAGE FIFTEEN

BSkyB to develop and market BSkyB's Integrated Personal Television Recorder. In the U.S., we partnered with EchoStar to develop personal video recording functionality for EchoStar's DISH Network Pro 501 set-top satellite receiver.

Finally, we added key personnel to the Company during the year. I believe our management team is exceptionally strong, with a broad mix of experience in digital television platforms and interactive television services. I look forward to working with them, and for you, as we strive to realize opportunities that lie ahead in interactive television.

Looking ahead. While I am extremely proud of what we have accomplished in the past year, I am even more excited about the possibilities that lie ahead. We feel that we are well-positioned to continue driving the acceptance of digital interactive television, not only by offering our customers the most advanced solutions, but, more importantly, by demonstrating to them the attractiveness of a solid iTV business model.

Our mission in 2001 will be to continue to provide cost-effective digital interactive television solutions to clients worldwide; to become the worldwide standard middleware platform for the delivery of interactive television; to enhance and extend our technology for next-generation products; to develop recurring revenue opportunities; and to leverage our leadership in interactive television services into wireless applications.

On behalf of the management and staff at OpenTV, I want to thank you for your ongoing support. I look forward to your continued participation as a member of the OpenTV family.

[Graphic: Signature of James Ackerman]

James Ackerman
President and Chief Executive Officer

PAGE SIXTEEN

Corporate information [the words "the company" are superimposed above this text]

Board of Directors

Jan Steenkamp
Chairman
OpenTV Corp.

Craig Enenstein
Senior Vice President, Business Development
& Strategy
Liberty Digital

William J. Raduchel
Executive Vice President and Chief Technology Officer
AOL Time Warner, Inc.

Jacobus Stofberg
CEO
MIH Limited

Allan Mark Rosenzweig
Group Director
Corporate Finance
MIH Limited

Jacobus Bekker
Managing Director
Naspers Limited

Stephen Francis Ward
Chief Financial Officer
MIH Limited

James Ackerman
Chief Executive Officer
OpenTV Corp.

Executive Staff

James Ackerman
Chief Executive Officer

James Brown
Executive Vice President, General Manager,
OpenTV Interactive

Jeff Brown

Managing Director,
Asia Pacific

Vincent Dureau
Chief Technology Officer

Martin Leamy
President and Chief
Operating Officer

Alec Livingstone
Senior Vice President, OpenTV Interactive

Craig Opperman
Chief Intellectual
Property Officer

John Pigott
Vice President and General Manager of Sales, Americas

Scott Ray
Executive Vice President and Chief Financial Officer

Sally Ann Reiss
Vice President, Corporate Communications

Regis Saint Girons
Senior Vice President and Managing Director of Sales, Europe

Independent Auditors

Pricewaterhouse Coopers, LLP
San Jose, CA

SEC Form 20-F

Form 20-F was filed with the Securities and Exchange Commission on April 18, 2001, for the 2000 fiscal year. Copies will be made available without charge upon request:

OpenTV
Investor Relations
401 East Middlefield Road
Mountain View, CA
Telephone: 650.429.5484
Fax: 650.230.9998
Worldwide Web:

www.opentv.com

Financial Information

OpenTV invites security analysts and representatives of portfolio management firms to contact:

Investor Relations
Telephone: 650.429.5484

Annual Meeting

Annual meeting of shareholders will be held on May 21, 2001, 8:00 a.m. at 401 East Middlefield Road, Mountain View, California

OpenTV is an equal opportunity employer, M/F/H/V.

INSIDE BACK COVER

[Graphic]

OUTSIDE BACK COVER

[Graphic: Geometric shapes]

OpenTV Corp.
401 East Middlefield Road
Mountain View, CA 94043
TEL: 650-429-5500
FAX: 650-237-0808

www.opentv.com